UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

AMENDMENT NO. 7

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Evraz Group S.A.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Luxembourg
(Jurisdiction of Subject Company’s Incorporation or Organisation)

Evraz plc
(Name of Person(s) Furnishing Form)

Global Depositary Receipts and Ordinary Shares
(Title of Class of Subject Securities)

30050A202 (Regulation S GDRs) and 30050A103 (Rule 144A GDRs)
(CUSIP Number of Class of Securities (if applicable))

Giacomo Baizini, Chief Financial Officer

Evraz Group S.A.

1, Allée Scheffer, L-2520, Luxembourg

R.C.S. Luxembourg B 105615

Tel: 352 2414331

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorised to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

Dmitry Melnikov, Corporate Secretary

Evraz Group S.A.

1, Allée Scheffer, L-2520, Luxembourg

R.C.S. Luxembourg B 105615

Tel: 352 2414331

and

Patrick Sheil

Linklaters LLP

1 Silk Street

London EC2Y 8HQ

United Kingdom

Tel: 44 207 456 2000

October 17, 2011
(Date Tender Offer/Rights Offering Commenced)

Table of Contents

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
No

99.1*	(a) Offer Document dated October 17, 2011.

*Previously furnished on Form CB to the Securities and Exchange Commission on October 18, 2011

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933 is included in the Offer Document.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit
No

99.2*	(a) Press release dated October 17, 2011 made by EVRAZ plc

(b) Press release dated October 17, 2011 made by Evraz Group S.A.

99.3**	Press release dated November 7, 2011, regarding the extension of the offer period and admission of EVRAZ plc’s shares to trading

99.4***

Press release dated November 11, 2001, regarding notice of termination of the deposit agreement and cancellation of the listing of existing GDRs and extension of share exchange offer made by EVRAZ plc and Evraz Group S.A.

99.5****	Interim Management Statement dated November 15, 2011 for the first nine months and third quarter of 2011 by EVRAZ plc

99.6*****	Press release dated November 28, 2011, regarding the second closing and extension of share exchange offer made by EVRAZ plc and Evraz Group S.A.

99.7******	Press release dated December 16, 2011, relating to third closing and extension of share exchange offer made by EVRAZ plc and Evraz Group S.A.

99.8******	Press release dated December 16, 2011 relating to the intention to cancel listing of the GDRs by Evraz Group S.A.

99.9*******	Press release dated January 27, 2012, relating to fourth closing and extension of share exchange offer made by EVRAZ plc.

99.10	Press release dated February 8, 2012, relating to the fifth and final closing of the share exchange offer and cancellation of listing and trading of GDRs in Evraz Group S.A.

* Previously furnished on Form CB to the Securities and Exchange Commission on October 18, 2011

** Previously furnished on Form CB/A to the Securities and Exchange Commission on November 7, 2011

*** Previously furnished on Form CB/A to the Securities and Exchange Commission on November 14, 2011

****Previously furnished on Form CB/A to the Securities and Exchange Commission on November 17, 2011

*****Previously furnished on Form CB/A to the Securities and Exchange Commission on November 28, 2011

******Previously furnished on Form CB/A to the Securities and Exchange Commission on December 16, 2011

*******Previously furnished on Form CB/A to the Securities and Exchange Commission on January 30, 2012

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by EVRAZ plc with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on October 18, 2011.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Giacomo Baizini
(Signature)

Chief Financial Officer
(Title)

February 9, 2012
(Date)